SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

China Cablecom Holdings, Ltd.

(Name of Issuer)

Ordinary Shares, $.0005 par value

(Title of Class of Securities)

G21176105

(CUSIP Number)

Craig Samuels
13990 Rancho Dorado Bend
San Diego, California  92130
(858) 755-1887

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Greenberg Traurig, LLP
1750 Tysons Boulevard
Suite 1200
McLean, Virginia  22102
Attention:  Mark Wishner
Telephone:  (703) 749-1352

April 9, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Craig Samuels

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		1,403,500(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,403,500(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,403,500(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.2%(2)

14	TYPE OF REPORTING PERSON:

IN

(1)	Includes 900,000 shares of ordinary stock issuable upon the exercise of warrants.
(2)	Based on 7,783,347 shares of ordinary stock outstanding as of April 16, 2008, based on the Issuer’s Form S-1, filed with the Securities and Exchange Commission on April 18, 2008.

Page 2 of 7 Pages

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the ordinary stock, par value $.0005 per share (the “Ordinary Stock”), of China Cablecom Holdings, Ltd., a British Virgin Islands company (the “Issuer”).  The address of the principal executive offices of the Issuer is 1 Grand Gateway, 1 Hongquian Road, Shanghai 200030, People’s Republic of China.

This Schedule 13D relates to 1,403,500 shares of Ordinary Stock beneficially held by the Reporting Person (the “Shares”). The Reporting Person has sole voting and dispositive power over the Shares.

Item 2.	Identity and Background.

This Schedule 13D is filed on behalf of Craig Samuels (the “Reporting Person”).

The Reporting Person is self-employed in the business of investing and managing his own investments.

The business address of the Reporting Person is 13990 Rancho Dorado Bend, San Diego, California  92130.

The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the terms of an Agreement and Plan of Merger, dated as of October 30, 2007 by and among Jaguar Acquisition Corporation (“Jaguar”), China Cablecom Ltd. and other parties thereto (the “Merger Agreement”), on April 9, 2008, Jaguar merged with and into the Issuer (then its wholly-owned British Virgin Islands subsidiary). As a result of the closing under the Merger Agreement, the Issuer issued one of its shares of Ordinary Stock in exchange for each outstanding share of common stock of Jaguar.  The Issuer also issued one Ordinary Share Warrant (each a “Warrant”) in exchange for each common stock warrant of Jaguar.  The Ordinary Stock and the Warrants have the same terms as the Jaguar common stock and the Jaguar common stock warrants, respectively.  The merger is described in the Definitive Proxy Statement filed by Jaguar on March 24, 2008 and the Form S-1, filed by the Issuer on April 18, 2008.  As a result of the merger, the 503,500 shares of Jaguar common stock and the 900,000 Jaguar common stock warrants held by the Reporting Person were automatically converted into 503,500 shares of Ordinary Stock and 900,000 Warrants, respectively.

Page 3 of 7 Pages

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Shares for investment purposes. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares. The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Ordinary Stock which he now beneficially owns or may hereafter acquire.

  At the date of this Statement, the Reporting Person, except as set forth in this Statement, has no plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

As of the date of this report, the Reporting Person beneficially owns an aggregate of 1,403,500 shares of Ordinary Stock, which represents approximately 16.2% of the Ordinary Stock outstanding as of April 16, 2008, according to the Form S-1 filed by the Issuer on April 18, 2008, as increased by the applicable number of Warrants exercisable by the Reporting Person.  The Reporting Person has sole power to vote or direct the vote of, and to dispose or direct the disposition of, 1,403,500 shares of Ordinary Stock.

Page 4 of 7 Pages

Set forth below are the transactions that have taken place in the last 60 days involving the Reporting Person and the Issuer’s securities:

Date	Number of Shares or Units Sold	Sales Price per Share/Unit
12/24/2008	200 Units	.77
12/26/2008	2500 Units	.78
1/26/2009	1420 Units	.889
2/11/2009	100 Shares	.67

Date	Number of Shares or Units Purchased	Sales Price per Share/Unit
12/30/2008	2520 Shares	.6027
2/11/2009	100 Units	.609

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to the securities of the Issuer.  The Reporting Person owns 900,000 Warrants.  Each Warrant is immediately exercisable at an exercise price of $5.00.  The warrant agreement is incorporated herein by reference to Exhibit No. 4.5 to the Form S-1 filed by Jaguar on August 3, 2005, as incorporated by reference to the Form S-1 filed by the Issuer on April 18, 2008.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.
Warrant agreement (incorporated herein by reference to Exhibit No. 4.5 to the Form S-1 filed by Jaguar on August 3, 2005, as incorporated by reference to the Form S-1 filed by the Issuer on April 18, 2008).

Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009

CRAIG SAMUELS

By:	/s/ Craig Samuels
Name:	Craig Samuels

Page 6 of 7 Pages

EXHIBIT INDEX

Exhibit
Number	Description

1
Warrant agreement (incorporated herein by reference to Exhibit No. 4.5 to the Form S-1 filed by Jaguar on August 3, 2005, as incorporated by reference to the Form S-1 filed by the Issuer on April 18, 2008).

Page 7 of 7 Pages